[Preston Gates & Ellis Letterhead]

December 9, 2005

Ms. Jennifer Hardy

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation
Amendment #2 to Form S-1/A filed August 26, 2005
File No. 333-125113

Dear Ms. Hardy,

We are responding to your letter dated September 7, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to Flow International Corporation’s (“Flow” or the “Company”) Amendment No. 2 to S-1 Registration Statement filed with the SEC on August 26, 2005.

In September, 2005, I informally responded to each of the comments set forth below. With respect to the first one, I did so in a telephone conversation with Tamara Brightwell. With respect to the others, I did so in a faxed communication to Ms. Brightwell followed up with a telephone conversation. The responses below are identical to the responses then.

For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1/A filed August 26, 2005

Prospectus Cover Page

1.	We note your response to prior comment three stating that the exercise price of the warrants is a negotiated price. Please reconcile this response with your response to prior comment three contained in your August 8, 2005 letter stating that the basis for the purchase price was “$3.70 (the closing price of the Company’s stock...) increased by an additional 10%, as required by Nasdaq Rule 2520.”

As I explained to Ms. Brightwell, this was our mistake. We do not understand how or why the reference to Rule 2520 came to be included in our August 8 letter. It is incorrect. The exercise price of the warrants is totally unrelated to any margin rules. The only Nasdaq interpretations and rules relevant to the transaction were Nasdaq Staff Interpretation 2003-5 and Nasdaq Rule 4350(i), which 2003-5 interprets. Those rules deal with the necessity of shareholder vote. We received advice from Nasdaq that no shareholder vote was required.

There is no Nasdaq rule that requires that the exercise price be at a 10% premium or any premium. Indeed, under 2003-5 and Rule 4350(i), it is possible that the exercise price could be below the price of purchase price of the shares ($3.70). Sorry for the confusion.

The exercise price of the warrants was determined by negotiation between the Company and the PIPE investors and involved a good deal of bargaining, with the investors wanting a lower price and the Company a higher price. Eventually, $4.07, which represents a 10% premium over the price of the common stock components in the units, was settled on.

No change is required in the registration statement.

Risk Factors, page 5

Under the terms of certain outstanding warrants..., page 9

2.	We note your response to prior comment three. Please clarify what you mean by the statement that “[t]he exercise of any currently outstanding warrants will not trigger any adjustments.” We note that if the company issues common stock at a price less than the current market price, then the price of the common shares and number of common shares issuable upon exercise of the lender warrants will be adjusted. We also note that ten warrants give the selling shareholders the right to purchase one common share for $4.07, which is less than the current market price of the common stock disclosed on the cover page of the prospectus, $9.00. Please advise, and as necessary, revise to state that as the selling shareholders exercise their warrants to purchase common stock at prices less than the current market price, you must issue additional warrants to the lender which may dilute the holdings of investors who purchase from the selling shareholders and discuss the further downward pressure this may place on your stock price.

Response

The statement “[t]he exercise of any currently outstanding warrants will not trigger any adjustments” is correct, but we see the source of your confusion. Let me begin by noting that we make clear that adjustments will be made only to the “Lender Warrants.” We have changed the language so that it is clearer. The scheme of adjustments is as follows:

•	If warrants are issued with an exercise price that is below current market as of the date of issuance of the warrants, adjustments will be made to the purchase price and number of shares covered by the Lender Warrants. No further adjustments are made to the Lender Warrants when the warrants are exercised. If the exercise price is at or above current market price when the new warrants are issued, no adjustment is made, even if the current market price is below the exercise price when the warrants are exercised.

•	If stock is issued otherwise than pursuant to the exercise of warrants at a price below current market price, adjustments are made in the Lender Warrants. As explained above, if the stock is issued pursuant to the exercise of warrants, adjustments, if any, are made at the time of the issuance of the warrants.

•	The Lender Warrants were adjusted for the issuance of (a) the shares issued in the PIPE and (b) the warrants issued in the PIPE and such adjustments were made when the shares and warrants were issued. No further adjustments will be made, no matter what the market price when the PIPE warrants are exercised.

To clarify the disclosure, we have made changes, which are set forth below and on page 11 of the prospectus. The changes are all additions and are in bold and underlined below.

Under the terms of certain outstanding warrants, we could be required to make antidilution adjustments

Certain of the Selling Shareholders hold warrants to purchase Company Common Stock at a price of $.01 per share. Such warrants were originally issued to the Company’s lenders (“Lender Warrants”). While such Lender Warrants are outstanding, customary anti-dilution adjustments will be made in the Lender Warrants if the Company issues Common Stock (other than pursuant to the exercise of warrants or other rights or convertible securities) at a price less than then current market price or the Company issues warrants or other rights or convertible securities to purchase or acquire Common Stock exercisable or convertible, at a price less than then current market price when the warrants, rights or convertible securities are issued. The customary anti-dilution adjustments will be made in the purchase price of the Common Stock under the Lender Warrants (multiplying the exercise price before the issuance by a fraction in which the numerator is the number of shares outstanding prior to the issuance and the denominator is the number of shares outstanding after the issuance) and the number of shares of common stock issuable in exercise of the Lender Warrants (multiplying the current number of shares subject to the warrants by a fraction in which the numerator is the purchase price before the issuance and the denominator is the purchase price after the issuance). The exercise of any currently outstanding warrants will not trigger any adjustments in the Lender Warrants because adjustments were made to the extent required on the issuance of such warrants. The Company has no plans to issue any Common Stock, or warrants to purchase Common Stock exercisable, at a price below the then current market price, except to the extent it may be required to issue Common Stock under currently outstanding warrants.

Selling Stockholders, page 67

3.	We note your response to prior comment five; however, it appears that you did not provide the requested information regarding the warrants discussed in footnote 2. Please revise to provide the percent discount received if the warrants had been exercised on the day the PIPE agreement was entered into.

Response

We have added language on page 83 to the effect that the exercise price of the Warrants is $4.07 per share which represented a discount of 8.5% from the closing price on the date on which the Securities Purchase Agreement was entered into. The revised disclosure is set forth below. The changes are all additions and are in bold and underlined below

(2)	On March 21, 2005, we sold securities to each such person under a Securities Purchase Agreement and entered into a Registration Rights Agreement. The securities were units consisting of one share of common stock and a warrant to purchase one-tenth of a share at $4.07 per share. Units were sold for $3.72 per unit. Each purchaser under the Securities Purchase Agreement was an accredited investor as that term is defined in Regulation D under the Securities Act. In issuing the units, the Company relied on an exemption from registration under Section 4(2) and Rule 506 thereunder, each purchaser being accredited and provisions relating to limitations on the manner of sale and limitations on resale in Rule 506 being complied with. The sale of units was a private placement. Roth Capital Partners acted as placement agent in connection with the sale of units. The closing price of our stock on Nasdaq National Market on the day before the agreement between the Company and the Selling Shareholders relating to the PIPE Transaction was entered into $3.70 per share. On the day that the agreement was entered into, the closing price was $4.28 per share. The purchase price of the common stock component of a unit was $3.70, representing a 13.6% discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price of the warrants, $4.07 per share, represents an 8.5% discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price is a negotiated price. The number of shares listed above includes the shares issuable on the exercise of the warrants. Pursuant to the Registrant Rights Agreement, we agreed to file a registration statement on Form S-1 registering the resale of the shares of common stock issued and the shares issuable on exercise of the warrants and to keep the registration statement effective until the earlier of two years and the date that all the common shares may be sold by the investors pursuant to Rule 144 promulgated under the Securities Act of 1933. The Registration Rights Agreement also provides that if we do not register for resale the common shares by September 17, 2005, then upon such failure to register the shares, we must pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor, and for each month after such date that the common shares are not registered, we must additionally pay each of the investors a fee equal to 1% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by each such investor. Pursuant to such agreement, we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission to register for resale the shares of common stock identified in this prospectus and owned by the selling stockholders.

Plan of Distribution, page 73

4.	We note your response to prior comment eight and the revisions made on page 74. Please tell us supplementally how you arrived at the 500 share threshold as the point at which you would be obligated to update your disclosures by filing a supplement.

Response

Our source for the 500 share threshold is thecorporatecounsel.net, a website that includes back issues of The Corporate Counsel. I have enclosed relevant excerpts in Attachment A.

In addition, I did a Lexis search for “more than 500 shares w/10 supplement” after 8/1/2005 and had 32 hits. The standard language in which the searched language is located is:

In addition, upon notification by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus, if required.

I have included the first 10 hits in Attachment B.

Exhibit 5.1

5.	As part of your opinion regarding the shares being validly issued, your opinion should include counsel’s determination that the shares are duly authorized. Please revise.

6.	We note that your opinion regarding the “selling shareholder shares” includes the shares that may be issued upon the exercise of warrants but that you opine that the selling shareholder shares have been validly issued. We note that some of the shares underlying the warrants have not been issued yet. Please advise or revise.

Response

Appropriate changes have been made and revised opinion has been filed. A copy is attached as Exhibit C.

We note that in connection with the filing of Amendment No. 2 on August 26, 2005, the cover letter signed by the Company’s General Counsel stated the following:

Additionally, the Company advises the Commission that it will be making an oral request for acceleration of the Registration Statement on Form S-1 in accordance with Rule 461 under the Act. Such request may be made by an officer or employee of the Company or by any lawyer with the law firm of

Preston Gates & Ellis LLP. The Company confirms that it is aware of its obligations under the Act, and acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registration statement relates to shares issued in a PIPE transaction in March, 2005 and shares issuable pursuant to warrants issued in that PIPE transaction as well as shares issuable pursuant to certain warrants issued to lenders before the PIPE transaction. Under the terms of our agreement with the PIPE investors, the Company will incur a penalty of $650,000 (equal to 1% of the amount paid by the PIPE investors) if the registration statement is not effective by the end of the day on December 30, 2005. In order to avoid such penalty, we stand ready to provide you with whatever assistance we can in connection with the review and processing of the amendment.

Please call our attorneys at Preston Gates & Ellis LLP, specifically William Gleeson, Robert Jaffe, or Chris K. Visser, all of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing.

Very truly yours,

William Gleeson

ATTACHMENT A

To

Letter regarding Flow International Corporation

File No. 333-125113

The Corporate Counsel, Vol. X, No. 4

July-August 1985

Resales Under The S-3 - Stickering To Name Selling Shareholders (CC July-Aug 85)

. . .

It was also pointed out to us that while our sample resale language for shelf registrations for selling shareholders (at page 5 of our May-June issue) also provided for sales by donees pledgees, transferees and other successors in interest, we made no mention of stickering the prospectus to name these selling shareholders. We have just confirmed with the chief counsel that where the prospectus does contain language providing for such resales, the prospectus need not be stickered to cover resales of de minimis amounts by donees and pledgees. As to what would be de minimis, clearly less than 500 shares would fall into that category. (Our readers may recall that Note 2(c) of Form S-8 has a similar 400 share cutoff.) On the other side of the spectrum, donee and pledgee sellers of amounts approaching 1% of the outstanding stock of the issuer should be named in a sticker. Where the line would be drawn in between 500 shares and 1% is not clear at this time.

It would seem to this writer that the whole subject of when to sticker shelf prospectuses deserves some well reasoned letter requests from some of our readers to assist the Staff in fleshing out the practical considerations and parameters for practitioners to follow in this area. (We would appreciate being copied in on any letters our readers may generate.)

©1998 Executive Press, Inc.

The Corporate Counsel, Vol XXIII, No 4

July-August 1998

Model Plan of Distribution Language for S-3 Resales--An Update (CC Jul-Aug 98)

We recently had occasion to review the Plan of Distribution language in several S-3 registration statements. What we found—especially with respect to covering sales by donees and pledgees of named selling shareholders—prompted us to revisit and update the discussion in our May-June 1985 issue (at pg 5). Our new model is consistent with our understanding of the Staff’s current positions, based on recent discussions with the Staff.

Sales by Donees and Pledgees

As our readers may recall, the Staff takes the position that, before donees (and pledgees) of named selling shareholders can sell shares covered by a registration statement, the prospectus must be “stickered” to name the selling donee (or pledgee), i.e., where there is a gift or a pledge after the effectiveness of the registration statement. The only relief from this sticker requirement is where the amount sold does not exceed 500 shares and the prospectus has plan of distribution language covering possible sales by pledgees and donees. (See our March-April 1997 issue at pg 4 and our March-April and May-June 1994 issues at pgs 3 and 5, respectively.) [In our March-April 1997 issue (at pg 4) we pointed out that, notwithstanding the position set forth in the original version of the Staff’s Telephone Interpretations Manual that a post-effective amendment was required for donee sales (with no mention of the 500 share de minimis exception and no reference to the pledgee situation), the Staff had confirmed to us that its longstanding sticker position (including the 500 share exception) had not changed. The current version of the Telephone Interpretations Manual (at H.3) now codifies the donee position. And, we have again confirmed with the Staff that the same position applies to pledgees and will be included in the next iteration of the Telephone Interpretations Manual (which we now expect before year end).] . . .

Will the Staff Increase the De Minimis Threshold? In view of the increased size and volume of transactions compared to the 1980s when the Staff first articulated its 500 share de minimis no-sticker position, we would hope that the Staff would go to a 1% of the outstanding stock position (or at least the proposed 1,000 share/$40,000 increased threshold for filing Form 144—see our January-February 1997 issue at pg 2). . . .

Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the company being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Reader Input

We would like to hear from readers regarding their own practices, language, suggestions, etc. ©1999 Executive Press, Inc.

©1999 Executive Press, Inc.

Back to Top

ATTACHMENT B

To

Letter regarding Flow International Corporation

File No. 333-125113

News & Business > Company & Financial > Financial Filings > U.S. Financial Filings > SEC Registration Statements

Terms:	more than 500 shares w/10 supplement and date geq (8/1/2005) (Edit Search | Suggest Terms for My Search)

Select for FOCUS™ or Delivery

☐	1.

EDGARPlus®, COMPANY: DUKE REALTY CORP, FORM-TYPE: S-3, DOCUMENT-DATE: September 6, 2005, FILING-DATE: September 6, 2005

... interest intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus, if required. WHERE YOU CAN ...

☐	2.

EDGARPlus®, COMPANY: WORLDGATE COMMUNICATIONS INC, FORM-TYPE: SB2, DOCUMENT-DATE: September 6, 2005, FILING-DATE: September 6, 2005

... pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then ...

☐	3.

EDGARPlus®, COMPANY: SPECIALTY UNDERWRITERS ALLIANCE INC, FORM-TYPE: , DOCUMENT-DATE: August 30, 2005, FILING-DATE: August 30, 2005

... assignee intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling stockholders ...

☐	4.

EDGARPlus®, COMPANY: VIISAGE TECHNOLOGY INC, FORM-TYPE: s3, DOCUMENT-DATE: August 30, 2005, FILING-DATE: August 30, 2005

... pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

☐	5.

EDGARPlus®, COMPANY: GLOBIX CORP, FORM-TYPE: S-3 A00, DOCUMENT-DATE: August 29, 2005, FILING-DATE: August 29, 2005

... interest intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed. ...

☐	6.

EDGARPlus®, COMPANY: FLOW INTERNATIONAL CORP, FORM-TYPE: S-1 A00, DOCUMENT-DATE: August 26, 2005, FILING-DATE: August 26, 2005

... pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed ...

☐	7.

EDGARPlus®, COMPANY: INTEGRATED SECURITY SYSTEMS INC, FORM-TYPE: SB2, DOCUMENT-DATE: August 26, 2005, FILING-DATE: August 26, 2005

... pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then ...

☐	8.

EDGARPlus®, COMPANY: CANARGO ENERGY CORP, FORM-TYPE: S-3, DOCUMENT-DATE: August 25, 2005, FILING-DATE: August 25, 2005

... pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus. To the extent required, this ...

☐	9.

EDGARPlus®, COMPANY: VERSO TECHNOLOGIES INC, FORM-TYPE: S-3 A00, DOCUMENT-DATE: August 24, 2005, FILING-DATE: August 24, 2005

... pledge intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then ...

☐	10.

EDGARPlus®, COMPANY: FAIRPOINT COMMUNICATIONS INC, FORM-TYPE: S-3, DOCUMENT-DATE: August 22, 2005, FILING-DATE: August 22, 2005

... interest intends to sell more than 500 of the shares, we will file a supplement to this prospectus pursuant to Rule ...

(2)

ATTACHMENT C

To

Letter regarding Flow International Corporation

File No. 333-125113

Changes are underlined

EX-5.1 SECOND REVISED OPINION OF PRESTON GATES & ELLIS LLP

EXHIBIT 5.1

[SECOND REVISED OPINION OF PRESTON GATES & ELLIS LLP]

December 9, 2005

Flow International Corporation

23500 64th Avenue South

Kent, WA 98032

Re: Registration Statement on Form S-1 (Registration No. 333-125113)

Ladies and Gentlemen:

We have acted as counsel for Flow International Corporation, a Washington corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale by the Selling Shareholders name in the Registration Statement of up to 17,473,116 outstanding shares of the common stock, and up to 3,219,245 shares that may be issued on the exercise of outstanding warrants (collectively, the “Shares”).

In connection with the preparation and filing of the Registration Statement, we have reviewed the Company’s Articles of Incorporation, Bylaws, Securities Purchase Agreement, Credit Agreement and Warrants and such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such other investigations as we deemed necessary in order to express the opinions set forth below. The law covered by the opinions expressed herein is expressly limited to the Washington Business Corporation Act, the statutory provisions of the Washington Constitution, and reported judicial decisions interpreting those laws and the Federal law of the United States (the “Covered Law”). To the extent that the law of any other jurisdiction other than those mentioned in the prior sentence impact the opinions expressed herein, we assume in our opinions that such law is the same as the Covered Law. No opinion is expressed as to the effect that the law of any other jurisdiction might have upon the subject matter of the opinions expressed herein under conflicts of law principles or otherwise. We express no opinion except as expressly set forth in the paragraph below and no opinions shall be implied. The opinion expressed herein is an opinion of legal matters and not factual matters.

We have assumed that with respect to any Shares to be issued upon the exercise of warrants, the Company will receive the specified consideration for the Shares as set forth in such warrants and any other agreements pursuant to which said warrants were issued.

Subject to the foregoing, it is our opinion that such of the Shares as have been issued have been duly authorized and are validly issued, fully paid and nonassessable, and such of the Shares as are issuable in the future have been duly authorized and will be validly issued, fully paid and nonassessable when issued pursuant to the terms of the warrants and other agreements pursuant to which such Shares are issuable.

Our opinion is given as of the effective date of the registration statement, and we undertake no obligation and hereby disclaim any obligation to advise upon any change in law, facts or circumstances, occurring after the date thereof except in any additional or supplemental opinions that we may render with respect to the Selling Shareholder Shares.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any amendment thereto, including any and all post-effective amendments and any registration statement relating to the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to the reference to our firm under the heading “Legal Matters” in the prospectus contained within the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. We express no opinion as to any matters not expressly set forth herein.

Very truly yours,

/s/ PRESTON GATES & ELLIS LLP

Exhibit A

Return to Back Issues index Return to May-June 1999 contents	The Corporate Counsel, Vol XXIV, No 3 May-June 1999

Plan of Distribution—Follow Up (CC May-Jun 99)

In the model Plan of Distribution in our July-August 1998 issue (at pg 3) we stressed the desirability of covering possible sales of the registered shares by unnamed pledgees and donees who may receive shares from a named selling shareholder after the date of the prospectus. Our friend Stan Keller has suggested that we modify our model provision to also accommodate where (i) a non-donee, non-pledgee succeeds to ownership of the registered shares following the effective date, e.g., a liquidating distribution from a partnership, trust, etc., or (ii) there are two levels of succession, e.g., first to a donee/pledgee and then to successors.

A simple fix here is to modify the first sentence of our model to read as follows:

As used herein, “Selling Shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.

A corresponding fix should be made to the last sentence of our model:

In addition, upon the company being notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed. . . .

©2000 Executive Press, Inc.